EXHIBIT 99.3

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS OF SOUTHWESTERN RESOURCES CORP.

We have audited the consolidated balance sheets of Southwestern Resources Corp. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2004, and for the period from inception to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 and for the period from inception to Dec-ember 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over finan-cial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Vancouver, British Columbia
February 25, 2005

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in note 3 to the financial statements. Our report to the Shareholders, dated February 25, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the report of the Independent Registered Chartered Accountants when the change is properly accounted for and adequately disclosed in the financial statements.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Vancouver, British Columbia
February 25, 2005

Southwestern Resources Corp.

EXHIBIT 99.4

CONSOLIDATED BALANCE SHEETS
AN EXPLORATION STAGE COMPANY

AS AT DECEMBER 31(C$ in thousands)	2004	2003
		(note 3)
Assets
CURRENT
CASH AND CASH EQUIVALENTS (note 4)	$49,119	$23,539
EXPLORATION ADVANCES AND OTHER RECEIVABLES	764	276
	49,883	23,815
PROPERTY, PLANT AND EQUIPMENT(note 6)	682	392
MINERAL PROPERTIES (note 7)	23,587	15,526
INVESTMENTS (note 8)	7,827	5,331
NOTE RECEIVABLE (note 5)	200	200
	$82,179	$45,264
Liabilities
CURRENT
ACCOUNTS PAYABLE	$50	$45
ACCRUED CHARGES	1,573	356
	1,623	401
COMMITMENTS (note 15)

Shareholders’ Equity
SHARE CAPITAL (note 10)
AUTHORIZED
UNLIMITED
ISSUED
42,786,000 SHARES (2003 – 39,122,000)	149,476	107,635

CONTRIBUTED SURPLUS	14,880	2,503

DEFICIT	(83,800)	(65,275)
	80,556	44,863
	$82,179	$45,264

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD

JOHN G. PATERSON

Southwestern Resources Corp.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
AN EXPLORATION STAGE COMPANY

FOR THE YEARS ENDED DECEMBER 31	Cumulative from inception to December 31 2004	2004	2003	2002
(C$ in thousands except per share amounts)			(note3)	(note3)

Expenses

GENERAL AND ADMINISTRATIVE (note 13)	$27,491	$3,177	$2,420	$2,326
GENERAL EXPLORATION	12,277	1,648	1,345	1,667
MINERAL PROPERTY COSTS WRITTEN OFF (note 7)	36,685	3,193	1,906	4,479
FOREIGN EXCHANGE (GAIN) LOSS	(2,070)	324	987	128
AMORTIZATION	803	36	42	59
LOSS BEFORE UNDERNOTED ITEMS	(75,186)	(8,378)	(6,700)	(8,659)

INTEREST AND OTHER INCOME	13,743	1,127	445	383
GAIN ON SHARES ISSUED BY AFFILLIATED COMPANIES (note 8)	5,183	537	174	1,295
GAIN ON SALE OF INVESTMENT (note 8)	148	108	40	–
LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	(115)	–	–	(115)
WRITE DOWN OF INVESTMENTS	(4,596)	–	–	(976)
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES (note 8)	(6,654)	458	(1,280)	(5,315)
STOCK-BASED COMPENSATION (note 3)	(13,590)	(12,377)	(728)	(485)

NET LOSS FOR THE YEAR	(81,067)	(18,525)	(8,049)	(13,872)

DEFICIT AT BEGINNING OF YEAR	–	(65,275)	(57,226)	(43,354)

LOSS ON SALE OF OWN SHARES	(2,733)	–	–	–

DEFICIT AT END OF YEAR	$(83,800)	$(83,800)	$(65,275)	$(57,226)

LOSS PER SHARE – BASIC AND DILUTED		$(0.44)	$(0.23)	$(0.44)

WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING		41,816	35,422	31,708

See accompanying notes to consolidated financial statements

Southwestern Resources Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS
AN EXPLORATION STAGE COMPANY

FOR THE YEARS ENDED DECEMBER 31	Cumulative from inception to December 31 2004	2004	2003	2002
(C$ in thousands)

Operating Activities
NET LOSS FOR THE YEAR	$(81,067)	$(18,525)	$(8,049)	$(13,872)
ITEMS NOT INVOLVING CASH
AMORTIZATION	803	36	42	59
MINERAL PROPERTY COSTS WRITTEN OFF	36,685	3.193	1,906	4,479
GAIN ON SHARES ISSUES BY AFFILIATED COMPANIES	(5,183)	(537)	(174)	(1,295)
GAIN ON SALE OF INVESTMENT	(173)	(108)	(40)	–
LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	115	–	–	115
WRITE DOWN OF INVESTMENTS	4,596	–	–	976
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	6,654	(458)	1,280	5,315
STOCK-BASED COMPENSATION	13,590	12,377	728	485

CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS
(INCREASE) DECREASE IN EXPLORATION ADVANCES AND OTHER RECEIVABLES	(454)	(68)	(34)	48
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUED CHARGES	366	131	19	(40)
CASH USED IN OPERATING ACTIVITIES	(24,068)	(3,959)	(4,322)	(3,730)

Investing Activities
ACQUISITION OF INVESTMENTS	(9,466)	(1,502)	–	(578)
DISPOSITION OF INVESTMENTS	120	149	–	–
DECREASE IN CASH DUE TO CHANGE IN ACCOUNTING FOR INVESTMENT IN CANABRAVA DIAMOND CORPORTATION	(3,356)	–	–	–
MINERAL PROPERTY EXPENDITURES	(68,952)	(10,469)	(4,912)	(973)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(3,240)	(480)	(78)	(67)
CASH USED IN INVESTING ACTIVITIES	(84,894)	(12,302)	(4,990)	(1,618)

Financing Activities
SHARES ISSUED	152,698	41,841	28,050	360
SHARES PURCHASED	(13,436)	–	–	(479)
SHARES RESOLD	8,694	–	–	–
NON-CONTROLLING INTEREST	10,325	–	–	–
NOTE RECEIVABLE	(200)	–	–	(200)
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	158,081	41,841	28,050	(319)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	49,119	25,580	18,738	(5,667)

CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	–	23,539	4,801	10,468

CASH AND CASH EQUIVALENTS END OF YEAR	$49,119	$49,119	$23,539	$4,801

CASH AND CASH EQUIVALENTS CONSIST OF:
CASH		$48,211	$1,408	$793
SHORT-TERM INVESTMENTS		908	22,131	4,008
		$49,119	$23,539	$4,801

Supplemental Cash Flow Information (note 14)

See accompanying notes to consolidated financial statements

Southwestern Resources Corp.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AN EXPLORATION STAGE COMPANY

	Common Shares Without Par Value		Treasury Shares		Contributed	Deficit Accumulated During the Exploration	Total Shareholders’
FROM INCEPTION TO DECEMBER 31, 2004	Shares	Amount	Shares	Amount	Surplus	stage	Equity
(C$ in thousands)

ISSUANCE OF COMMON SHARES FOR CASH	4,392	$541	–	–	–	–	$541
ISSUANCE OF COMMON SHARES FOR EXPLORATION EXPENDITURES	600	$75	–	–	–	–	$75
NET LOSS	–	–	–	–	–	$(296)	$(296)
BALANCE, OCTOBER 31, 1991	4,992	$616	–	–	–	$(296)	$320

ISSUANCE OF COMMON SHARES FOR CASH	4,378	$884	–	–	–	–	$884
NET LOSS	–	–	–	–	–	$(270)	$(270)
BALANCE, OCTOBER 31, 1992	9,370	$1,500	–	–	–	$(566)	$934

ISSUANCE OF COMMON SHARES FOR CASH	3,350	$815	–	–	–	–	$815
ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	1,600	$740	–	–	–	–	$740
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	100	$50	–	–	–	–	$50
NET INCOME	–	–	–	–	–	$721	$721
BALANCE, OCTOBER 31, 1993	14,420	$3,105	–	–	–	$155	$3,260

ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	4,200	$14,957	–	–	–	–	$14,957
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	570	$1,367	–	–	–	–	$1,367
ISSUANCE OF COMMON SHARES FOR CASH	1,880	$3,330	–	–	–	–	$3,330
NET LOSS FOR THE 14 MONTHS ENDED DECEMBER 31, 1994	–	–	–	–	–	$(1,027)	$(1,027)
BALANCE, DECEMBER 31, 1994	21,070	$22,759	–	–	–	$(872)	$21,887

ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	1,830	$8,233	–	–	–	–	$8,233
ISSUANCE OF COMMON SHARES FOR CASH	90	$45	–	–	–	–	$45
NET LOSS	–	–	–	–	–	$(1,317)	$(1,317)
BALANCE DECEMBER 31, 1995	22,990	$31,037	–	–	–	$(2,189)	$28,848

ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	7,408	$47,346	–	–	–	–	$47,346
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	40	$330	–	–	–	–	$330
ISSUANCE OF COMMON SHARES FOR CASH	114	$622	–	–	–	–	$622
NET LOSS	–	–	–	–	–	$(1,315)	$(1,315)
BALANCE, DECEMBER 31, 1996	30,552	$79,335	–	–	–	$(3,504)	$75,831

ISSUANCE OF COMMON SHARES FOR CASH	2	$11	–	–	–	–	$11
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	-158	$(384)	–	–	$(384)
NET LOSS	–	–	–	–	–	$(3,820)	$(3,820)
BALANCE, DECEMBER 31, 1997	30,554	$79,346	-158	$(384)	–	$(7,324)	$71,638

ISSUANCE OF COMMON SHARES FOR CASH	42	$28	–	–	–	–	$28
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	-1,838	$(3,787)	–	–	$(3,787)
OWN SHARES RESOLD	–	–	600	$1,212	$426	–	$1,638
NET LOSS	–	–	–	–	–	$(7,339)	$(7,339)
BALANCE, DECEMBER 31, 1998	30,596	$79,374	(1,396)	$(2,959)	–	$(14,663)	$62,178

OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	-1,636	$(3,896)	–	–	$(3,896)
OWN SHARES RESOLD	–	–	720	$1,675	$(426)	–	$1,249
LOSS ON SALE OF OWN SHARES	–	–	–	–	–	$(61)	$(61)
NET LOSS	–	–	–	–	–	$(10,642)	$(10,642)
BALANCE, DECEMBER 31, 1999	30,596	$79,374	-2,312	$(5,180)	–	$(25,366)	$48,828

ISSUANCE OF COMMON SHARES FOR CASH	68	$147	–	–	–	–	$147
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	-1,432	$(3,275)	–	–	$(3,275)
NET LOSS	–	–	–	–	–	$(2,338)	$(2,338)
BALANCE, DECEMBER 31, 2000	30,664	$79,521	-3,744	$(8,455)	–	$(27,704)	$43,362

ISSUANCE OF COMMON SHARES FOR CASH	2,254	$3,000	–	–	–	–	$3,000
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	-1,030	$(1,633)	–	–	$(1,633)
LOSS ON SALE OF OWN SHARES	–	–	3,800	$8,541	–	–	$8,541
NET LOSS	–	–	–	–	–	$(15,650)	$(15,650)
BALANCE, DECEMBER 31, 2001	32,918	$82,521	-974	$(1,547)	–	$(43,354)	$37,620

ISSUANCE OF COMMON SHARES FOR CASH	178	$364	–	–	–	–	$364
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	-342	$(459)	–		$(459)
STOCK-BASED COMPENSATION	–	–	–	–	$485	–	$485
NET LOSS	–	–	–	–	–	$(13,872)	$(13,872)
BALANCE, DECEMBER 31, 2002	33,096	$82,885	-1,316	$(2,006)	$485	$(57,226)	$24,138

ISSUANCE OF COMMON SHARES FOR CASH	7,342	$28,046	–	–	–	–	$28,046
SHARES CANCELLED	-1,316	$(3,296)	1,316	$2,006	$1,290	–	–
STOCK-BASED COMPENSATION	–	–	–	–	$728	–	$728
NET LOSS	–	–	–	–	–	$(8,049)	$(8,049)
BALANCE, DECEMBER 31, 2003	39,122	$107,635	–	–	$2,503	$(65,275)	$44,863

ISSUANCE OF COMMON SHARES FOR CASH	3,664	$41,841	–	–	–	–	$41,841
STOCK-BASED COMPENSATION	–	–	–	–	$12,377		$12,377
NET LOSS	–	–	–	–	–	$(18,525)	$(18,525)
BALANCE, DECEMBER 31, 2004	42,786	$149,476	–	–	$14,880	$(83,800)	$80,556

Southwestern Resources Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003
(All tabular amounts are in thousands of dollars)

1. DESCRIPTION OF BUSINESS

Southwestern Resources Corp. (“Southwestern” or the “Company”) is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially those with the potential to host gold, silver and base metals, primarily in Peru and China. Operations are conducted either directly or through agreements with third parties. The Company has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized as mineral properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

The consolidated financial statements are prepared based upon Canadian generally accepted accounting principles. Information with respect to generally accepted accounting principles in the United States is provided in note 16.

These consolidated financial statements include the accounts of Southwestern Resources Corp. and the following significant wholly owned subsidiaries:

Southwestern Gold (Bermuda) Limited
Minera del Suroeste S.A.C. – Peru
Canadian Southwest Gold Inc.

All intercompany transactions and balances have been eliminated.

b) Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

c) Investments

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company’s share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

d) Financial Instruments

The Company’s financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, note receivable, investments and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature except for investments whose fair value is disclosed in note 8.

e) Mineral Properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual mineral properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Southwestern Resources Corp.

Expenditures of a general reconnaissance nature along with some of the costs of maintaining foreign exploration offices are written off to general exploration during the year.

f) Joint Ventures

The Company holds a significant portion of its interests in mineral properties through joint venture agreements. The Company accounts for its joint venture operations using the proportionate consolidation method whereby the Company’s share of assets, liabilities, revenues and expenses of the joint venture is included with those of the Company.

g) Property, Plant and Equipment

Capital assets are recorded at cost. Amortization is computed using the declining-balance method based on annual rates as follows:

OFFICE AND OTHER EQUIPMENT	20%
COMPUTER EQUIPMENT	30%
VEHICLES	30%

h) Foreign Currency Translation

All foreign currencies are translated into Canadian dollars using weighted-average rates for the year for items included in the consolidated statements of loss and deficit, the rate in effect at the balance sheet date for monetary assets and liabilities, and historical rates for other assets included in the consolidated balance sheets. Translation gains or losses are included in the determination of income.

i ) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

j ) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

k) Stock Options

The fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

l ) Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income or loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the Treasury Stock Method. In all periods presented, fully diluted loss per share is not presented, as it is anti-dilutive.

m) Prior Year’s Comparatives

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

Southwestern Resources Corp.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) for accounting for “Stock-Based Compensation and Other Stock-Based Payments.” Under the CICA's amended recommendations, the fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that the options were granted, and provided note disclosure of pro forma net income as if the fair value based method had been used on stock options granted after January 1, 2002. The amended recommendations applied retroactively, with restatement of prior periods, and for the year ended December 31, 2003, had the effect of increasing net loss by $321,000, and increasing deficit and contributed surplus by $684,000. For the year ended December 31, 2002, the effect was an increase in the Company’s net loss and deficit by $363,000.

For the year ended December 31, 2004, the total compensation expense related to the fair value of stock options was $12,377,000 (2003 – $728,000; 2002 – $485,000). These fair values were determined using the Black-Scholes options pricing model with the following weighted-average assumptions; no dividends are to be paid; expected volatility of 47% (2003 – 96%; 2002 – 44%); risk-free interest rates of 5% (2003 – 5%; 2002 – 5%) and expected life of 3.5 years (2003 – 5 years; 2002 – 5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make any payments for such transactions.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents of $49.1 million (2003 – $23.5 million) consist of highly liquid money market instruments with credit ratings which expose the Company to minimal credit risk.

5.  NOTE RECEIVABLE

As at December 31, 2004, the Company had in place an unsecured promissory note receivable from Superior Diamonds Inc. (“Superior”), a company with directors in common, in which Southwestern has an equity investment in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of 6% per annum. Interest income of $12,500 (2003 – $14,000) was recorded in 2004.

6. PROPERTY, PLANT AND EQUIPMENT

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
OFFICE AND OTHER EQUIPMENT	$693	$543	$150	$136
COMPUTER EQUIPMENT	771	604	167	120
VEHICLES	892	527	365	136
	$2,356	$1,674	$682	$392

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $153,823 (2003 – $70,465).

Southwestern Resources Corp.

7. MINERAL PROPERTIES
a)
	December 31, 2004	December 31, 2003
PERU
PORACOTA	$4,265	$4,265
LIAM	3,501	2,566
BAMBAS WEST	690	676
PUNO	–	561
ANTAY	660	–
OTHER	1,667	1,903
TOTAL PERU	10,783	9,971

CHINA
BOKA	12,219	3,760
OTHER	585	107
TOTAL CHINA	12,804	3,867
ARGENTINA/TECKA	–	1,688
TOTAL	$23,587	$15,526

b) For the year ended December 31, 2004, the significant expenditures were as follows:

	Boka	Antay	Liam	Other	Total
BALANCE, BEGINNING OF PERIOD	$3,760	$–	$2,566	$9,200	$15,526
PROPERTY ACQUISITION AND MAINTENANCE	2,463	241	550	173	3,427
ANALYTICAL	320	35	15	33	403
GEOPHYSICS	17	48	–	30	95
GEOLOGY	1,183	242	268	615	2,308
DRILLING	4,192	–	–	52	4,244
RESEARCH	51	42	41	119	253
PROJECT ADMINISTRATION	233	52	61	178	524
PROPERTY COSTS WRITTEN OFF	–	–	–	(3,193)	(3,193)
	$12,219	$660	$3,501	$7,207	$23,587

For the year ended December 31, 2003, the significant expenditures were as follows:

	Boka	Liam	Other	Total
BALANCE, BEGINNING OF PERIOD	$469	$968	$10,804	$12,241
PROPERTY ACQUISITION AND MAINTENANCE	4	113	(68)	49
ANALYTICAL	215	124	37	376
GEOLOGY	658	494	172	1,324
DRILLING	1,684	679	118	2,481
RESEARCH	8	88	39	135
PROJECT ADMINISTRATION	722	100	4	826
PROPERTY COSTS WRITTEN OFF	–	–	(1,906)	(1,906)
	$3,760	$2,566	$9,200	$15,526

Southwestern Resources Corp.

c) The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company’s property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company’s properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

Peru

On November 14, 2003, the Company executed a formal joint venture agreement with Newmont Peru Limited (“Newmont”) under which Newmont can earn a 50% interest in the Company's Liam Core Project in Peru by incurring US$5 million in exploration expenditures over a three year period. Newmont has the option to earn an additional 10% by producing a positive feasibility study, and a further 10% by funding all of the costs to place the Property into commercial production.

In addition, Newmont and Southwestern executed the Liam Regional Joint Venture agreement under which both parties contributed exploration concessions covering a total of 81,789 hectares. Southwestern is the operator of the Regional Joint Venture and both parties will fund 50% of the initial US$5 million of expenditures over a five year period.

In 2002, the Company signed an agreement with Compania de Minas Buenaventura S.A.A. (“Buenaventura”) to sell its 50% interest in the Poracota Property in Peru for US$4.5 million. Under the terms of the agreement, Buenaventura made payments to Southwestern of US$100,000 in 2002, US$200,000 in 2003, US$300,000 in February 2005 and is scheduled to pay US$3,900,000 in February 2006.

In December 2004, the Company entered into a letter agreement with Anglo American Exploration Peru S.A. (“Anglo”) under which Anglo can earn a 55% interest in the Antay Project by spending US$5 million in exploration over a five year period. Once vested, Anglo will have the option to earn an additional 15% interest in the Project by producing, within the next five years, a bankable feasibility study on any specific target identified during the first option period. In a separate transaction, Anglo agreed to acquire US$5 million worth of Southwestern shares over a five year period payable in US$1 million increments. The first and second year subscriptions are a firm commitment. However, Anglo has the right to elect not to subscribe in respect of the third, fourth and fifth year subscriptions.

Expenditures written off during 2004 relating to miscellaneous projects in Peru, including the Puno Project ($561,000), amounted to $1,505,000. During 2003, $1,906,000 was written off relating to the Central Zinc and Minaspata projects. The total amount written off in 2002 was $4,479,000 which was comprised of $4,028,000 written off in Peru and $451,000 written off in Chile.

China

In November 2002, Canadian Southwest Gold Inc. (“CSG”), a wholly owned subsidiary of the Company, signed a joint venture agreement (the “JV Agreement”) with Team 209 of the Nuclear Industry of Yunnan Province, China (“Team 209”) regarding the Boka Gold Project. Team 209 and CSG established a joint venture company (the “JV Company”) to hold and operate the Boka Gold Project. As at December 31, 2004, CSG had earned a 90% interest in the JV Company by contributing to that company US$4,010,000 and making a payment of US$1.7 million to Team 209. Team 209 will retain a 10% carried interest and CSG is the operator of the Project.

Argentina

In 2004, the Company wrote off all expenditures relating to the Tecka Project in Argentina. The total amount written off relating to this Project was $1,688,000

Southwestern Resources Corp.

8. INVESTMENTS
a)

			2004
	Ownership %	Carrying Value	Quoted Market Value
Significantly influenced affiliates
AURORA PLATINUM CORP.	15.7	$5,922	$4,702
SUPERIOR DIAMONDS INC.	19.8	618	2,261
		6,540	6,963
Other
MAXY GOLD CORP.	11.3	970	1,455
JINSHAN GOLD MINES INC.	2.1	317	671
		$7,827	$9,089

			2003
	Ownership %	Carrying Value	Quoted Market Value

Significantly influenced affiliates
AURORA PLATINUM CORP.	16.0	$4,599	$9,922
SUPERIOR DIAMONDS INC.	16.2	5	3,051
		4,604	12,973
Other
MAXY GOLD CORP.	6.4	410	4,164
JINSHAN GOLD MINES INC.	2.2	317	3,235
		$5,331	$20,372

In December of 2004, the Company purchased by way of private placement 1,500,000 common shares of Superior at $0.40 per share for $600,000.

During the first quarter of 2004, the Company sold its remaining shares of Consolidated Jaba Inc., an investment it had written off in 2002, and recorded a gain of $108,000. In December 2003, the Company disposed of 190,000 common shares of Consolidated Jaba Inc. and recorded a gain of $40,445.

Southwestern Resources Corp.

b) Details of gains on shares issued by, and equity in operations of, affiliated companies for the years ended 2004, 2003 and 2002 are as follows:

	For the year ended		For the year ended		For the year ended
	31-Dec-04		31-Dec-03		31-Dec-02
	Gain on shares issued by affiliated companies (i)	Equity in operations of affiliated companies (ii)	Gain on shares issued by affiliated companies (i)	Equity in operations of affiliated companies (ii)	Gain on shares issued by affiliated companies (i)	Equity in operations of affiliated companies (ii)
AURORA PLATINUM CORP.	$385	$597	$100	$68	$1,383	$(184)
SUPERIOR DIAMONDS INC.	$152	$(139)	$74	$(1,348)	$(40)	$(5,131)
MAXY GOLD CORP.	–	–	–	–	$(48)	–
	$537	$458	$174	$(1,280)	$1,295	$(5,315)

(i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled entity is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

(ii) Equity in operations of affiliated companies represents the Company's share of the net earnings or losses for the reporting period in a significantly influenced company.

9. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2004	2003	2002

CANADIAN STATUTORY FEDERAL INCOME TAX RATE	36%	38%	40%
RECOVERY OF INCOME TAXES COMPUTED AT STATUTORY RATES	$6,625	$2,936	$5,404
EFFECT OF LOWER TAX RATES OF FOREIGN JURISDICTIONS	(1,091)	(530)	(1,197)
NON-DEDUCTIBLE EXPENSES	(4,471)	(155)	(1,998)
NON-TAXABLE PORTION OF CAPITAL TRANSACTIONS	199	(203)	–
VALUATION ALLOWANCE	(1,262)	(2,048)	(2,209)
INCOME TAX PROVISION	$–	$–	$–

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets are as follows:

	2004	2003

OPERATING LOSS CARRY-FOR WARDS	$8,733	$8,882
TAX VALUE OF ASSETS IN EXCESS OF CARRYING VALUE	3,899	3,585
	12,632	12,467
LESS: VALUATION ALLOWANCE	(12,632)	(12,467)
NET FUTURE INCOME TAX LIABILITY	$–	$–

At December 31, 2004, the Company had the following loss carry-forwards available for tax purposes:

Country	Amount	Expiry
CANADA	$11,226	2005-2011
PERU	17,232	2005-2008
MAURITIUS	236	none

Southwestern Resources Corp.

10. SHARE CAPITAL

a) Issued and Outstanding

In June 2004, the Company received shareholder and regulatory approval for a two for one stock split. The shares commenced trading on a split basis on June 15, 2004. All share and per share numbers reflect this change.

On March 4, 2004, the Company received gross proceeds of $40,825,000 pursuant to the issuance of 2,300,000 common shares at a price of $17.75 per share to a syndicate of underwriters. Total share issue costs amounted to $2,301,609. The Company is using the proceeds to fund its exploration programs in China and Peru, to generate new projects and for working capital.

On August 28, 2003, the Company issued 3,064,750 common shares at a price of $5 per share for gross proceeds of $15,323,750. Share issue costs relating to this transaction amounted to $1,117,784. In a separate transaction, in September 2003, the Company cancelled 1,316,400 common shares it had acquired pursuant to its normal course issuer bid. The cancellation of these shares resulted in a gain of $1,290,000 that was credited to contributed surplus.

On November 14, 2003, the Company closed a non-brokered private placement with Newmont Mining Corporation of Canada Limited for the purchase of 900,000 common shares of the Company at $7.50 per share for total proceeds of $6,750,000.

b) Stock Options

Under the Company's stock option plan there were 2,702,000 options outstanding and exercisable at December 31, 2004. The options may be exercisable for a period of up to five years and the exercise price cannot be less than the closing price on the Toronto Stock Exchange on the trading day immediately preceding the grant of the option. The Board of Directors determines the time during which any option may vest.

		2004		2003
	Number of Options (000’s)	Weighted-Average Exercise Price	Number of Options (000’s)	Weighted-Average Exercise Price
OUTSTANDING AT BEGINNING OF YEAR	2,274	$2.13	3258	$2.09
GRANTED	1,793	$17.35	182	$5.46
EXERCISED	(1,365)	$2.41	(1166)	$2.53
OUTSTANDING AT END OF YEAR	2,702	$12.08	2274	$2.13

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

Exercise Price Range	Number of Options (000’s)	Weighted-Average Remaining Years of Contractual Life	Weighted-Average Exercise Price
$1.46-$3.50	905	2.2	$1.61
$10.00-$14.95	168	4.7	$12.24
$15.20-$18.38	1,628	4.3	$17.88
	2,702	3.6	$12.08

Southwestern Resources Corp.

11. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company paid remuneration to directors and to companies controlled by directors and officers in the amount of $808,781 (2003 – $520,573; 2002 – $519,180). The Company received management fees, which are recorded as other income, totalling $192,000 (2003 – $240,000; 2002 –$268,000) from Aurora Platinum Corp. (“Aurora”), Lake Shore Gold Corp. and Superior. There is also an amount of $17,006 due to Southwestern from the above mentioned companies at December 31, 2004.

12. SEGMENTED INFORMATION

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

Geographic Information

The Company's only sources of revenue in 2004, 2003 and 2002 arose from interest earned on corporate cash reserves and from a note issued to Superior, and management fees. The Company has non-current assets in the following geographic locations:

	2004	2003	2002
PERU	$11,099	$10,175	$10,333
CHINA	13,043	3,907	473
CANADA	8,154	5,679	6,612
ARGENTINA	–	1,688	1,686
	$32,296	$21,449	$19,104

13. GENERAL AND ADMINISTRATIVE
	2004	2003	2002
CONSULTING	$869	$534	$536
SHAREHOLDER INFORMATION	367	229	462
OFFICE	700	622	521
LEGAL AND ACCOUNTING	268	192	150
TRAVEL	220	207	98
SALARIES AND BENEFITS	753	636	559
TOTAL	$3,177	$2,420	$2,326

14. SUPPLEMENTAL CASH FLOW INFORMATION
	2004	2003	2002

TAXES PAID	$37	$–	$28
INTEREST RECEIVED	$917	$211	$115

15. COMMITMENTS

With respect to its leasehold obligations, the Company has commitments totalling $187,546 over two years (2005 –$132,386; 2006 – $55,160).

Southwestern Resources Corp.

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The material differences between Canadian and US GAAP affecting the Company's consolidated financial statements are summarized as follows:

CONSOLIDATED BALANCE SHEETS
	2004	2003
TOTAL ASSETS UNDER CANADIAN GAAP	$82,179	$45,264
UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES (f)	$947	$6,672
DECREASE IN MINERAL PROPERTY COSTS (a)	$(23,587)	$(15,526)
CUMULATIVE EXCHANGE ADJUSTMENT (d)	$(147)	$(42)
CUMULATIVE ADJUSTMENT TO EQUITY INVESTMENTS (f)	$(4,290)	$(2,676)
TOTAL ASSETS UNDER US GAAP	$55,102	$33,692

TOTAL LIABILITIES AND NON-CONTROLLING INTEREST UNDER CANADIAN AND US GAAP	$1,623	$401

SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP	$80,556	$44,863
CUMULATIVE MINERAL PROPERTY ADJUSTMENT (a)	$(23,587)	$(15,526)
CUMULATIVE COMPREHENSIVE INCOME (e)	$800	$6,630
CUMULATIVE ADJUSTMENT TO EQUITY IN LOSS OF AFFILIATED COMPANIES (f)	$(4,290)	$(2,676)
TOTAL SHAREHOLDERS' EQUITY UNDER US GAAP	$53,479	$33,291
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY UNDER US GAAP	$55,102	$33,692

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
	Cumulative from inception to December 31,	Year ended December 31
	2004	2004	2003	2002
NET LOSS UNDER CANADIAN GAAP	$(81,067)	$(18,525)	$(8,049)	$(13,872)
MINERAL PROPERTY EXPLORATION EXPENSE (a)	(23,587)	(8,061)	(3,285)	3,593
STOCK-BASED COMPENSATION – CONSULTING (c)	(2,127)	–	–	–
STOCK-BASED COMPENSATION – EMPLOYEES (c)	10,194	9,510	321	363
ADJUSTMENT TO EQUITY IN LOSS OF AFFILIATED COMPANIES (f)	(4,290)	(1,614)	1,152	2,862
ELIMINATION OF DILUTION GAIN (h)	(5,183)	(537)	(174)	(1,295)
NET LOSS UNDER US GAAP BEFORE NON-CONTROLLING INTEREST	(106,060)	(19,227)	(10,035)	(8,349)
NON-CONTROLLING INTEREST	485	–	–	–
NET LOSS UNDER US GAAP	$(105,575)	$(19,227)	$(10,035)	$(8,349)
LOSS PER SHARE		$(0)	$(0)	$(0)

Southwestern Resources Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Cumulative from inception to December 31	Year ended December 31
	2004	2004	2003	2002

OPERATING ACTIVITIES
OPERATING ACTIVITIES UNDER CANADIAN GAAP	$(24,068)	$(3,959)	$(4,322)	$(3,730)
EXPLORATION (a)	(68,952)	(10,469)	(4,912)	(973)
OPERATING ACTIVITIES UNDER US GAAP	$(93,020)	$(14,428)	$(9,234)	$(4,703)

INVESTING ACTIVITIES
INVESTING ACTIVITIES UNDER CANADIAN GAAP	$(84,894)	$(12,302)	$(4,990)	$(1,618)
EXPLORATION (a)	68,952	10,469	4,912	973
INVESTING ACTIVITIES UNDER US GAAP	$(15,942)	$(1,833)	$(78)	$(645)

a) Exploration Expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore. Under US GAAP, expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves. Previously for US GAAP purposes the Company had expensed all costs relating to the acquisition of exploration rights and exploration expenditures in the period incurred. However, during the year ended December 31, 2004, the Company adopted EITF 04-02 which had the effect of reducing its equity loss in Aurora for the year ended December 31, 2004 by $1,534,740.

b) Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of leases. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The adoption of SFAS 143 does not have a material impact on the Company's financial position.

c) Accounting for Stock-Based Compensation

For US GAAP purposes, the Company accounts for stock-based compensation to employees and directors, under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price.

As described in note 3, the Company accounts for stock-based awards made to non-employees using a fair value based method in accordance with Section 3870 of the CICA Handbook.

SFAS 123, however, allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25. The Company has adopted the disclosure-only provisions of SFAS 123.

Southwestern Resources Corp.

The following pro forma financial information presents the net loss for the year and the loss per share had the Company adopted SFAS 123 for all stock options issued to employees and directors.

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
NET LOSS UNDER US GAAP	$(19,227)	$(10,035)	$(8,349)
ADDITIONAL STOCK-BASED COMPENSATION COST	(9,510)	(321)	(363)

PRO FORMA NET LOSS	$(28,737)	$(10,356)	$(8,712)
PRO FORMA BASIC LOSS PER SHARE	$(0.69)	$(0.29)	$(0.27)

Using the fair value method for stock-based compensation, additional costs of approximately $9,510,000, $321,000 and $363,000 would have been recorded for the periods ended December 31, 2004, 2003 and 2002 respectively. This amount is determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted-average volatility of the Company's share price of 47% (2003 – 96%; 2002 – 44%), an annual average risk free interest rate of 5% (2003 – 5%; 2002 – 5%), and an expected life of 3.5 years (2003 – 5 years; 2002 – 5 years).

d ) Foreign Currency Translation

Under US GAAP, assets and liabilities of subsidiaries not reporting in the parent Company's functional currency are translated at rates of exchange prevailing at each balance sheet date. Revenues and expenses of such subsidiaries are translated at exchange rates prevailing on the dates on which such items are recognized in operations. Gains and losses arising from translation of financial statements are deferred and disclosed as a separate component of shareholders' equity.

e) Comprehensive income

Statement No. 130 (“SFAS 130”), reporting “Comprehensive Income,” issued by the Financial Accounting Standards Board establishes standards for the reporting and display of comprehensive income and its components. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. The impact of SFAS 130 on the Company's financial statements is as follows:

COMPREHENSIVE INCOME
	Cumulative from inception to December 31	Year ended December 31
	2004	2004	2003	2002
NET LOSS UNDER US GAAP	$(105,575)	$(19,227)	$(10,035)	$(8,349)
OTHER COMPREHENSIVE ITEMS:
CUMULATIVE EXCHANGE ADJUSTMENT	(147)	(105)	(87)	(230)
UNREALIZED GAINS (LOSSES) ON AVAILABLE-FOR-SALE SECURITIES (f)	947	(5,725)	4,793	(543)
	800	(5,830)	4,706	(773)

COMPREHENSIVE LOSS	$(104,775)	$(25,057)	$(5,329)	$(9,122)
NET COMPREHENSIVE LOSS PER SHARE		$(0.60)	$(0.15)	$(0.29)

f) Investments

Statement No. 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities,” classifies investments into three categories based on management's intentions and anticipated maturity dates of the investments. Under these three categories, the Company's investments categorized as “other” in note 8 would be categorized as “available for sale securities.” Accordingly, these investments would be carried at the quoted market value and the unrealized gains would be shown as a separate component of shareholders' equity. The investments in note 8 categorized as “significantly influenced affiliates” are accounted for under the equity method for which there is no material difference under Canadian and US GAAP, except that the underlying results of operations are adjusted to conform with US GAAP prior to the calculation of the Company's share of equity income (loss). The significant conforming adjustment to the affiliates' results relates to the accounting for mineral property expenditures.

Southwestern Resources Corp.

g) Controlled Entities

The Company operates in China through a majority held subsidiary. Under US GAAP, such ventures are accounted for under the equity method as it is considered that the Company cannot exercise sufficient control to warrant consolidation. Under Canadian GAAP, it is considered that the rights of the minority do not significantly impair the Company's right to control and direct the operations and therefore the Company has consolidated, on a proportionate basis, the results of operations and financial position. The Company has determined that the effect of this difference on all periods disclosed is immaterial.

h) Accounting for Sales of Shares by an Equity Investment

The Company accounts for dilution gains and losses from the sale of shares by its equity investments as income statement items for Canadian GAAP purposes. Under US GAAP, dilution gains or losses that arise from a company in the development stage are treated as a charge to equity. For US GAAP purposes, as the Company's equity investments are considered development stage companies, the Company has charged all dilution gains to a separate contributed surplus account in equity.

i) Rece nt Accounting Pronouncements

In December 2003, the FASB issued Interpretation No. 46-Revised (“FIN 46-R”), “Consolidation of Variable Interest Entities,” an interpretation of ARB 51 (revised December 2003), which replaces FIN 46. FIN 46-R incorporates certain modifications of FIN 46 adopted by the FASB subsequent to the issuance of FIN 46, including modifications to the scope of FIN 46. For all non-special purpose entities (“SPE”) created prior to February 1, 2003, public entities will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. For all entities (regardless of whether the entity is an SPE) that were created subsequent to January 31, 2003, public entities are already required to apply the provisions of FIN 46, and should continue doing so unless they elect to adopt the provisions of FIN 46-R early as of the first interim or annual reporting period ending after December 15, 2003. If they do not elect to adopt FIN 46-R early, public entities would be required to apply FIN 46-R to those post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004. Currently the adoption of FIN 46-R has no effect on the Company’s financial position or results of operations.

During 2004, the Emerging Issues Task Force (“EITF”) formed a committee (“Committee”) to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, “Business Combinations” (“SFAS 141”), to business combinations within the mining industry and the capitalization of costs after the commencement of production, including deferred stripping.

In March 2004, the EITF reached a consensus, based upon the Committee's deliberations of EITF 04-02, whether Mineral Rights are Tangible or Intangible Assets, and ratified by the FASB, that mineral interests conveyed by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position (“FSP”) amending SFAS 141 and SFAS 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. The Company adopted this statement which had the effect of reducing the equity loss in Aurora by $1,534,740.

During 2004, deliberations began on EITF Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry." Upon completion of their deliberations they will issue EITF 04-6, which will represent an authoritative US GAAP pronouncement for stripping costs. This EITF is expected to be approved and issued in the first quarter 2005. The Company is not at the production stage on any of its mineral properties and does not expect that the adoption of EITF 04-6 will have an impact on the Company’s financial position or results of operation.

Southwestern Resources Corp.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees. SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur. The Company is required to apply SFAS No. 123(R) to all awards granted, modified or settled in the first reporting period under U.S. GAAP after June 15, 2005. The Company is determining the effect that this standard would have on the financial position or results of operations in the future.

Southwestern Resources Corp.